Attorneys at Law	August 30, 2006

Address

1001 Fourth	VIA EDGAR AND FACSIMILE

Avenue Plaza

Suite 4500	Ms. Kristi Beshears, Staff Accountant United States Securities and Exchange Commission Division of Corporation Finance
Seattle, WA	100 F Street, N.E. Washington, D.C. 20549

98154-1065

Telephone

(206) 624-3600

Facsimile	Re:	Red Lion Hotels Corporation
Form 10-K for the year ended December 31, 2005
(206) 389-1708		Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006
File No. 001-13957
E-mail fwoodruff @riddellwilliams.com
Direct Line	Dear Ms. Beshears:

(206) 389 1519
We are providing on behalf of our client, Red Lion Hotels Corporation (the “Company” or “RLH”), the response of the Company to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 17, 2006 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2005.
The Company has supplied the supplemental information set forth in this letter for use herein, and has reviewed and approved the response set forth herein to the Staff’s comment. For convenience, the Staff’s comment is set forth in italics, followed by the Company’s response.
Form 10-K for the year ended December 31, 2005
Notes to Consolidated Financial Statements
Note 4. Property and Equipment, page 63
1. Comment: We have reviewed your response to comment 1. You state that you have a 50% legal ownership position indicating shared control and that you and the other 50% owner both have veto rights over major decisions. Both of these facts indicate that you do not control the Kalispell Center and should therefore account for the investment under the equity method. We note that you are involved in the ongoing operations of the property through a leaseback of the hotel and, until April 30, 2006, served as property manager for the mall. Tell us whether this involvement

Ms. Kristi Beshears, Staff Accountant
August 30, 2006

allows you to make significant decisions regarding principal assets or strategic direction without approval of the other owner. We believe SFAS 94 points towards not consolidating this entity.
Response:
The Kalispell Center Hotel and Retail Complex (“Kalispell Center” or the “Property”) is a combined-use asset comprised of land, building and equipment. The operations of Kalispell Center are broken into the Kalispell Center Mall (the “Mall”) and space for a leased hotel directly accessible from the Mall. RLH holds a 50% tenancy-in-common (“TIC”) interest in all of the Kalispell Center land, building, equipment, and lease/rental operations, including the lease out of the hotel space. The other 50% of the Property is owned by an unrelated, third-party real estate investor (the “Investor”).
RLH leases the hotel space directly from Kalispell Center to operate the Red Lion Hotel Kalispell (the “Hotel”), and consolidates 100% of the Hotel operations. The Hotel operations are independent of the activities of Kalispell Center. The Hotel pays rent to the Kalispell Center as a Mall tenant.
RLH consolidates the assets and liabilities of the Kalispell Center and its lease/rental operations, with a minority interest shown for the Investor. While the percentage of legal ownership of the Property would normally indicate shared control, RLH continues to believe that it is appropriate to account for its investment in the Property using the consolidation method, as it believes that it maintains effective control over the assets and operations. In making this decision the Company specifically consulted both Accounting Research Bulletin No. 51 “Consolidated Financial Statements” (“ARB No. 51”) and Statement of Financial Accounting Standards (“SFAS”) No. 94 “Consolidation of Majority Owned Subsidiaries” (“SFAS No. 94”).
The decision to consolidate was made based upon the Company’s understanding of the concept of effective control under generally accepted accounting principles. This understanding was taken from:
☐	ARB No. 51

☐	SFAS No. 94

☐	Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R) “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”

☐	American Institute of Public Accountants Statement of Position 78-9 “Accounting for Investments in Real Estate Ventures”

Ms. Kristi Beshears, Staff Accountant
August 30, 2006

☐	FASB Special Report No. 201-E “Reporting Interests in Joint Ventures and Similar Arrangements” (“FSR No. 201-E”) – including guidance from the International Accounting Standards Committee (“IASC”)

☐	FASB Exposure Draft Proposed SFAS “Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling Interests in Subsidiaries – a replacement of ARB No. 51” dated June 30, 2005 (“FASB Exposure Draft – Consolidations”)
The concept of “control” is defined in FSR No. 201-E by the IASC as “...the power to govern the financial and operating policies of an economic activity so as to obtain benefits from it.” The FASB Exposure Draft – Consolidations states that “control [is] the ability of an entity to direct the policies and management that guide the ongoing activities of another entity so as to increase its benefits and limit its losses from that other entity’s activities.” Further, it states that “Control... involves the presence of two essential characteristics: (a) a parent’s non-shared decision making ability that enables it to guide the ongoing activities of its subsidiaries and (b) a parent’s ability to use that power to increase the benefits that it derives and limit the losses that it suffers from the activities of that subsidiary.”
Based on this guidance, RLH believes it maintains effective control and the power to govern the financial and operating policies of the Property, non-shared decision making ability on certain issues, and the ability to both increase its benefits and decrease its losses from the venture. The belief is based upon two primary points:
(1) RLH’s Ability to Control Day-to-Day Activities of the Mall Including Decisions about Revenues, Expenses and Certain Strategic Direction. The Tenancy-in-common Agreement (“TIC Agreement”) between RLH and the Investor acknowledges RLH and the Investor’s 50% investment in Kalispell Center through their legal and several ownership of the underlying assets. However, the TIC Agreement also specifically delegates certain matters to RLH’s representative including bookkeeping and financial reporting, collecting income and paying obligations including debt, approving leases up to 2,500 square feet, developing budgets, signing development contracts for improvements not exceeding $50,000 and signing leases on behalf of the TIC (collectively “Deleted Operating Activities”). The TIC agreement also assigns for a fee all other on-going management of the Mall to the mall manager, which through April 2006 was RLH. The substantial majority of leases at the Property are less than 2,500 square feet and, as noted below, a substantial portion of the Property’s revenue comes from RLH under the Hotel lease. So in practice, even though RLH no longer serves as the mall manager, RLH still has the legal authority to make a substantial majority of operating decisions at

Ms. Kristi Beshears, Staff Accountant
August 30, 2006

the Property and has more than a significant influence on the operating policies of the venture.
Certain major decisions including sale or other disposition of any interest in the property, improvements to the property in excess of $50,000, approval of the overall operating budget, debt encumbrances, and certain lease decisions must have unanimous consent. However, RLH’s ability to control operations including the Delegated Operating Activities and the operation of the Hotel, combined with its ability to veto any decisions made by the Investor, help provide effective control.
(2) Due to the lease of the Hotel portion of the property, RLH maintains a risk substantially in excess of its ownership percentage. Total gross revenue for the Kalispell Center was approximately $1.6 million for the twelve months ended June 30, 2006 (“trailing twelve months” or “TTM”). Of that, the rent paid from the Hotel to the Kalispell Center for rent of the land, building and certain equipment was approximately $480 thousand on a TTM basis or approximately 30%. The Kalispell Center also provided to the Hotel, by agreement, a $4.0 million tenant allowance. In connection with that tenant allowance, as of June 30, 2006 the rent increased to approximately $700,000 annually and once work is complete will be $720,000 annually, or approximately 35% of Kalispell Center’s revenue. The profitability of the lease of the Hotel is inherently better than the average profitability of the Property as a whole as the other leases require more substantial management and other expenses. Therefore, the Hotel rents and fees also make up a significant proportion of the overall profitability of the Kalispell Center.
Given the lease of the Hotel by RLH and its importance to the project, the Company believes it possesses the benefits and risks of ownership in excess of its 50% legal ownership of the Property. In other words, RLH believes that, for purposes of determining whether consolidation is appropriate, it has effective control over the Kalispell Center.
Therefore, based upon the relative ownership percentages, the importance of the Hotel to the property, RLH’s responsibility for the Delegated Operating Activities, RLH’s ability to veto major decisions as outlined in the TIC Agreement, and its disproportionate risk as compared to the other owner in the success or failure of the property, RLH concluded that control existed and generally accepted accounting principles required consolidation as compared to treatment as an equity method investment. At the time the TIC agreement was executed through April 30, 2006, RLH’s ability to impact daily operations of the Mall in its capacity as mall manager led further weight to this decision. While RLH no longer serves in that capacity, RLH still has significant influence in selecting which third party management company will directly manage the day-to-day operations of the Mall.

Ms. Kristi Beshears, Staff Accountant
August 30, 2006

Future disclosure of this ownership in the Company’s annual Form 10-K and interim filings will include an affirmative statement to the effect that “We consolidate the Kalispell Center retail and hotel complex as we believe the form of our ownership and the level of our influence over the operations of the assets indicate that consolidation is appropriate for the property.”

Please contact the undersigned at (206) 389-1519 with any questions concerning this letter. In addition, we request that you advise us when the Staff has completed its review.
Very truly yours,
Frank C. Woodruff
of
RIDDELL WILLIAMS P.S.

cc:	Daniel L. Gordon
Securities and Exchange Commission

Arthur Coffey
President and Chief Executive Officer
Red Lion Hotels Corporation